02055382

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lonmin plc

*CURRENT ADDRESS 4 Grosvenor Place
London SW1X 7YL
United Kingdom

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 191

FISCAL YEAR 9/30/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 10/23/02

82-191

They are in, or are used to make, one quarter of all manufactured products.

Their unique properties remove ninety per cent of the harmful emissions from vehicle exhausts.

They are helping to fight cancer and heart disease.

And they possess a rare beauty.

ARJS
9-30-01

LONMIN

Financial highlights

Continuing operations

- Record breaking operational results
- Improved safety
- Positive market outlook
- Impressive financial returns
- Expansion on budget and on schedule

	2001	2000 Restated
Profits – continuing operations		
*EBITDA – up 31%	$541m	$412m
Group operating profit – up 29%	$490m	$380m
Profit before tax and exceptional items – up 33%	$523m	$392m
Earnings per share pre-exceptionals – up 18%	153.7c	130.1c
Dividends per share	48.1p/68.0c	35.0p/50.0c
Cash flow – continuing operations		
Trading cash flow per share – up 21%	242.9c	200.0c
Free cash flow per share – up 23%	129.0c	105.2c
Balance sheet		
Equity interests	$1,077m	$926m
Net cash and deposits	$528m	$422m

*EBITDA – earnings before interest, tax, depreciation and amortisation

The 2000 figures have been restated to include full provision for deferred tax on an undiscounted basis in accordance with FRS 19 – Deferred Tax.
The Board recommends a final dividend of 28.2p/40.0c per share payable on 18 February 2002 to shareholders on the registers on 25 January 2002.


541
412
2000
2001

EBITDA
$million


523
392
2000
2001

PBE
$million


153.7
130.1
2000
2001

EPS – pre-exceptionals
cents


129.0
105.2
2000
2001

Free cash flow per share
cents

Important Note
This document contains detailed financial and statutory information for the Lonmin Group for the year ended 30 September 2001. It should, however, be read in conjunction with a separate document entitled Lonmin Plc Annual Review 2001.

Lonmin is a mining company specialising in the production of Platinum Group Metals (PGM's). We are the only PGM producer with a primary listing on the London Stock Exchange. We operate principally in South Africa where we have, for many years, been one of the lowest cost producers of PGM's. We are both expanding our South African operations and pursuing new business opportunities in North America and Australia.

PGM's are 'materials for a better world'. Their unique properties give them a key role to play in the advancement of technology; for the good of all; in the battle to safeguard our environment for future generations; in the fight against the diseases that claim most lives; and, not least, in the universal human drive to surround ourselves with things of beauty.

For these reasons, we believe that our continued success and growth are assured. We are committed to achieving our goals in ways that show the greatest respect for the local environment in which our mines operate; for the communities they serve; and, above all, for the well-being and safety of our workforce.

1 Introduction
2 Financial review
4 Report of the Directors
8 Corporate governance
11 Directors' report on remuneration
17 Independent auditors' report to the members of Lonmin Plc
18 Consolidated profit and loss account
19 Consolidated balance sheet
20 Consolidated cash flow statement
21 Statement of total consolidated recognised gains and losses
21 Consolidated historical cost profits
21 Reconciliation of movement in equity interests
22 Lonmin Plc company balance sheet
23 Statement on accounting policies
27 Notes to the accounts
51 Principal Group companies
52 Five year financial record

Financial review

FRS 19 – Deferred Tax has been adopted by the Group resulting in full provision for deferred tax on an undiscounted basis. The 2000 figures have been restated accordingly.

Analysis of results

Profit and loss account

EBITDA from continuing operations increased 31% to $541 million arising from an increase in the average PGM prices realised during the year together with a commendable 10% growth achieved in output in the platinum operations. As a result, profit before tax increased 26% to $523 milllion in 2001 from a restated $414 million in 2000. It should be noted that the profit before tax figure in 2000 has also been restated for FRS 19 – Deferred Tax which involved recalculating the discontinued exceptional item on disposal of Duiker Mining.

The continuing operations effective tax rate was 29% in 2001 compared to a restated 26% in 2000. The increase in the effective tax rate resulted from the higher level of dividend payments in South Africa which continued to be taxed at 12.5%. This was somewhat offset by the effect of the depreciation of the South African rand during the year on outstanding tax liabilities.

Earnings per share pre-exceptional items from continuing operations was 153.7 cents, an increase of 18% on the restated 130.1 cents achieved in 2000.

Cash flow	**2001** **$m**	2000 Restated $m
Net cash inflow from operating activities	**525**	346
Continuing	**525**	354
Discontinued	**–**	(8)
Interest	**17**	(15)
Tax	**(109)**	(21)
Trading cash flow	**433**	310
Continuing	**433**	329
Discontinued	**–**	(19)
Capital expenditure	**(115)**	(120)
Minority dividends	**(88)**	(40)
Free cash flow	**230**	150
Continuing	**230**	173
Discontinued	**–**	(23)
Acquisitions and disposals	**(6)**	212
Other financial investment	**(11)**	3
Shares – issued	4	8
– bought back	**(19)**	–
Equity dividends paid	**(110)**	(71)
Cash inflow	**88**	302
Trading cash flow per share - continuing operations	**242.9c**	200.0c
Free cash flow per share - continuing operations	**129.0c**	105.2c

Note: The difference between the opening net cash and deposits of $422 million and the closing net cash and deposits of $523 million was made up of the cash inflow of $88 million shown above and exchange on non-US dollar amounts of $13 million. The 2000 free cash flow figure has been restated to exclude expenditure incurred on other financial investment.

The cash inflow from operating activities of $525 million reflected the strong operational performance in the platinum operations. This was offset by an increase in tax paid during the year to $109 million from $21 million last year resulting in a trading cash flow from continuing operations of $433 million, an increase of 32% over last year.

Capital expenditure remained broadly similar in dollar terms, with increased expenditure in South Africa being offset by the marked depreciation in the rand during the year. Minority dividends paid in 2001 increased to $88 million, more than double the $40 million paid in 2000. The resulting free cash flow from continuing operations of $230 million represented an increase of 33% on the previous year with a smaller increase in free cash flow per share of 23% to 129.0 cents as a result of a higher weighted average number of shares in issue.

Balance sheet

Equity interests increased to $1,077 million, primarily arising from the retained profit of $164 million achieved during the year. Net cash and deposits were $523 million at the year end. This included the costs of $19 million incurred by the Company to buy back and cancel 1.7 million shares during September 2001. Following the year end, the Company bought back and cancelled a further 10 million shares at an additional cost of $124 million.

Return on equity and return on capital employed for 2001 were 27% and 71% respectively compared to 29% and 46% achieved last year. The increase in the return on capital employed reflects the strong growth in operating profit achieved during the year. Whilst these return measures are commendable in terms of performance of the Group, they highlight the opportunity to improve the efficiency of the balance sheet. In this context, the Board has decided to recommend a restructuring of the balance sheet to enhance its efficiency and repay $350 million of further cash to shareholders by way of a capital reduction.

Dividends

The Board recommends a final dividend of 40.0 cents (2000 – 36.0 cents) making total dividends for the year of 64.0 cents (2000 – 50.0 cents). In sterling terms, the final dividend payment is recommended to be 28.2 pence (2000 – 25.7 pence) making total dividends for the year of 45.1 pence (2000 – 35.0 pence).

This represents a dividend cover of 2.0 times on free cash flow and 2.4 times on earnings.

Financial risk management

The Group's principal functional currency remains the US dollar. The Group does not undertake any trading activity in financial instruments.

Interest rate risk

Monetary assets and liabilities are subject to movements in interest rate risk. Borrowings at 30 September 2001 represented a small working capital facility in the Zimbabwe operations bearing interest at commercial rates and an outstanding finance lease obligation in South Africa. The majority of the Group's cash resources are held on three month money market deposits with fixed rates for the period of the deposit.

Liquidity risk

Liquidity risk measures the risk that the Group may not be able to meet its liabilities as they fall due and, therefore, its ability to continue trading. The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with available cash resources, are sufficient to meet the funding requirements in the forseeable future. At the year end, the Group had $259 million of committed facilities in place, none of which were drawn down.

Foreign currency risk

Foreign currency risk arises when movements in exchange rates, particularly the US dollar, affect the transactions the Group enters into, reported profits and net assets. Most of the Group's operations are based in South Africa and the entire earnings stream is in US dollars. Most of the cash held in South Africa is in US dollars and is remitted to the UK on a quarterly basis. Short-term working capital facilities required in South Africa are primarily drawn in US dollars and forward selling only takes place periodically to meet local currency funding requirements.

Commodity price risk

Commodities trade on worldwide commodities markets and are subject to price fluctuations. Therefore, the prices obtained are dependent upon the prevailing market prices. Any change in prices will have a direct effect on the Group's trading results. No forward selling of metals occured during the year.

John Robinson
Finance Director

Report of the Directors

For the year ended 30 September 2001

The Directors of Lonmin Plc submit their Report together with the audited Accounts for the year ended 30 September 2001.

Group Activities

Lonmin Plc is a focused mining company with its principal interests in platinum group metals. It also has interests in gold operations.

Analyses of Group turnover, EBITDA (earnings before interest, tax, depreciation and amortisation), operating profit and profit before taxation, analysing between principal activities and geographical origins, appear in Notes 1 to 4 to the Accounts and a list of the principal subsidiary undertakings, indicating their main activities, appear on page 51.

A review of developments and of likely future developments in the principal trading operations of the Group is given in the Chairman's Statement, the Chief Executive's Statement and the Review of Operations, each contained within the separately published Annual Review.

Accounting Policies

The Lonmin Group financial statements are presented in accordance with UK generally accepted accounting principles.

FRS 17 on Retirement Benefits requires additional disclosures to be made as part of the transitional requirements prior to its full adoption in 2003. These can be found in Note 28 to the Accounts.

FRS 18 on Accounting Policies was adopted during the year. Its implementation did not lead to any changes of accounting policy for the Group.

FRS 19 on Deferred Tax was adopted during the year whereby full provision is now made for deferred taxation on an undiscounted basis. The figures for 2000 have been restated to reflect this change in accounting policy.

The Group's principal functional currency is the US dollar. The Group adopted the US dollar as its reporting currency with effect from 1 October 1998.

Group Results

An analysis of the Group results for the year is given in the Financial Review on pages 2 and 3.

Dividends

As the Company has adopted the US dollar as its functional currency, dividends are determined in US dollars but are declared and are payable to shareholders in sterling, converted at exchange rates applicable three days prior to the announcement of each dividend.

The Board recommends a final dividend for the year of 28.2p (40 cents). Subject to the approval of shareholders at the forthcoming Annual General Meeting, the final dividend will be paid on 18 February 2002.

An interim dividend for the year of 16.9p (24 cents) was paid on 16 August 2001.

The total dividend for the year is therefore 45.1p (64 cents) per share (2000 – 35p (50 cents)).

Share Capital and Reserves

The authorised and issued share capital of the Company at 30 September 2001 and matters relating thereto are set out in Notes 24 and 25 to the Accounts.

Total share capital and reserves of the Group amounted to $1,077 million at 30 September 2001. This compares with a restated $926 million at 30 September 2000.

Full details of the Group and Company reserves and of movements therein during the year are given in Notes 26 and 38 to the Accounts.

Pursuant to the authority granted at the Annual General Meeting on 15 February 2001 the Company bought back in the market and cancelled a total of 1.72 million ordinary shares of £1 each, representing 0.96 per cent of the issued share capital before the buyback programme commenced, at a total cost of £13 million ($19 million). After the year end the Company bought back and cancelled a further 10 million shares at an additional cost of £85 million ($124 million). This will result in an improvement in future earnings per share. A new authority to make market purchases of the Company's shares will be proposed at the forthcoming Annual General Meeting.

Loans

Details of long and short-term loans are shown in Note 19 to the Accounts.

Directorate

The present Board of the Company is as set out on pages 20 and 21 of the Annual Review. All the Directors named were Directors throughout the year with the exception of Mr I P Farmer who was appointed an Executive Director on 4 April 2001 and Mr P C Godsoe who was appointed a non-Executive Director with effect from 29 November 2001.

Mr N J Morrell retired as a Director on 30 November 2000 and Mr G E Haslam succeeded him as Chief Executive on that date. At the forthcoming Annual General Meeting Mr G E Haslam, Mr S E Jonah and Mr J N Robinson retire by rotation and Mr I P Farmer and Mr P C Godsoe retire having been appointed since the last Annual General Meeting. Being eligible, they offer themselves for re-election. As noted in the Directors' Report on Remuneration on page 12, Mr Haslam, Mr Farmer and Mr Robinson each have a service contract with a notice period temporarily exceeding 364 days. Mr Jonah has a service contract terminable on 364 days' notice. Mr Godsoe as a non-Executive Director has no service contract with the Company and is not entitled to any notice period.

Biographical details of all Directors are given on pages 20 and 21 of the Annual Review.

Directors' Interests

No Director had at any time during the year a material interest in any contract of significance in relation to the Company's business.

The following interests, all of which are beneficial, of the Directors who held office at the end of the year are recorded in the Company's Register of Directors' Share and Debenture Interests. The interests of Directors in shares under the Company's share option schemes are shown in the Directors' Report on Remuneration on page 16.

	Lonmin Plc Ordinary Shares of £1 each 1.10.00	Lonmin Plc Ordinary Shares of £1 each 30.9.01 and 28.11.01
Sir John Craven	188,313	193,859
P J Harper	22,311	22,729
I P Farmer	–	–
G E Haslam	3,132	3,132
S E Jonah	9,766	9,766
Sir Alastair Morton	1,543	1,543
J R B Phillimore	2,734	2,851
J N Robinson	8,393	8,745

Note:

The interest of Mr I P Farmer shown in the first column is at 4 April 2001, being his date of appointment as a Director.

Report of the Directors

Substantial Shareholdings

As at 23 November 2001 the Company was aware of the following interests in three per cent or more of the Company's issued ordinary share capital :

	Number of Lonmin Plc shares	Approximate Percentage of the Company's issued share capital
Merrill Lynch Investment Managers Limited ("Merrill")	15,871,092	9.47
Zurich Financial Services ("Zurich")	12,730,756	7.60
Prudential plc, M&G Group Limited and M&G Limited ("Prudential")	11,812,092	7.05
Deutsche Bank AG ("Deutsche")	11,374,443	6.79
Schroders Plc ("Schroder")	10,807,545	6.45
Invesco Asset Management Limited ("Invesco")	10,159,666	6.06
Henderson Global Investors Limited ("Henderson")	6,438,684	3.84
Scottish Widows Investment Partnership Limited	6,294,070	3.76
FMR Corp ("FMR"), Fidelity International Limited ("FIL"), and Mr Edward C Johnson 3rd	6,267,424	3.74

Notes:

The interests of Merrill, Schroder, Invesco, Henderson and Scottish Widows are held as fund managers on a discretionary basis for undisclosed principals.

The interests of Zurich are held under management or advice by companies within the Zurich Group. Interests in 5,488,847 shares have been notified pursuant to the requirements of the Companies Act 1985 ("the Act").

Prudential has notified the Company that its interest consists of both beneficial holdings and those managed on a discretionary basis for undisclosed principals. Interests in 5,516,704 shares have been notified pursuant to the requirements of the Act.

The interests of Deutsche are held on behalf of a number of clients whose portfolios are managed on a discretionary basis by companies within Deutsche acting as fund managers.

The interests of FMR and FIL and their direct and indirect subsidiaries and Mr Johnson as the principal shareholder of FMR and FIL, were acquired solely for investment purposes. They are non-beneficial holders. The interests have been notified pursuant to the requirements of the Act .

Charitable and Political Donations in the United Kingdom

Charitable donations made by the Group during the year in the United Kingdom amounted to $144,283. No political donations were made. The Group also made contributions to social welfare causes in South Africa during the year amounting to R31.5m ($3.9m).

In addition the Company has granted, for a nominal service charge, a licence to African Medical & Research Foundation (AMREF) to occupy temporarily spare offices at the Company's head office in London. AMREF is Africa's largest indigenous health charity and promotes African initiatives for sustained health in the continent. The organisation undertakes operations research, capacity building in disadvantaged communities, and advocacy on an international level. This has a significant impact on health burdens such as HIV/AIDS, which is a major concern to the Lonmin Group. Sir John Craven and Mr J R B Phillimore are members of the council of AMREF (UK).

Research and Development

Group companies continue to be actively involved in research and development projects in the areas of mineral extraction and refining. Further information is given on pages 11, 13 and 15 of the Review of Operations in the Annual Review.

Policy on the Payment of Creditors

The Company complies with and has registered its support of the Better Payment Practice Code issued by the Better Payment Practice Group from whom information about and a copy of the Code can be obtained at c/o Polhill Communications, 48 Artillery Lane, London E1 7LS. The Company thus has a consistent policy of paying its bills in accordance with contracts. It is the Company's policy to settle the terms of payment with its suppliers when agreeing the terms of each transaction, either by accepting suppliers' terms of payment or by ensuring that suppliers are made aware of alternative terms of payment, and to abide by the terms of payment. Trade creditors of the Company at 30 September 2001 represented 2.32 days of annual purchases.

Pension Schemes

There are now two pension schemes of Lonmin Group companies in the United Kingdom – the Lonmin Superannuation Scheme and The Scottish and Universal Investments Limited Group Pension and Life Assurance Scheme. Each Scheme has independent investment managers. From time-to-time the investment managers will hold on behalf of each Scheme small investments in Lonmin shares. Neither Scheme has entered into any stock lending or loans to Lonmin Group companies or anyone else.

Auditors

A resolution for the re-appointment of KPMG Audit Plc as auditors of the Company will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The 2002 Annual General Meeting will be held at 11.00 am on Friday 25 January 2002 at The Ball Room, The Park Lane Hotel, Piccadilly, London W1. The Notice of Meeting is set out on pages 28 and 29 of the Annual Review and contains an explanation of the item of Special Business.

Directors' Responsibilities

A statement of the Directors' responsibilities in respect of the preparation of financial statements is given in the Corporate Governance section on page 9.

By Order of the Board
M J PEARCE
Secretary 28 November 2001

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL
Registered in England
Number 103002

Corporate governance

In June 1998 The Committee on Corporate Governance, chaired by Sir Ronald Hampel, published the Combined Code containing Principles of Good Governance and a Code of Best Practice.

Each UK company listed on the London Stock Exchange is required to provide in its annual report and accounts a narrative statement of how it has applied the Principles affecting companies set out in the Combined Code with sufficient explanation enabling its shareholders to evaluate how the Principles have been applied.

The Principles cover four subject areas, namely *directors, directors' remuneration, relations with shareholders* and *accountability and audit*.

The Principles are amplified by a set of 45 provisions with which the Company complies and complied throughout the year.

With the exception of the Principles relating to directors' remuneration (which are covered in the Directors' Report on Remuneration) the Board has applied the Principles as follows:-

Directors

The Company is led and controlled by the Board of Directors which has eight members (nine from 29 November 2001), four (five from 29 November 2001) of whom are non-Executive. The Board meets regularly, at least every other month, but more frequently if necessary, and once a year in South Africa and receives regular and timely information in a form and of a quality to enable it to discharge its duties. In addition certain Directors are also directors or alternate directors of the principal operating subsidiaries. The Board retains full responsibility for the direction and control of the Company and no strategic powers were delegated to any committee in the year under review. All Directors have access to the services of the Company Secretary and are entitled to take independent professional advice, if necessary, at the Company's expense.

The positions of Chairman and Chief Executive are clearly separated. All Directors have equal responsibilities as directors and bring an independent judgement to bear on key issues, but the Board has been structured with the Executive Directors having responsibility for running the Company's business and the non-Executive Directors, all of whom are independent of management, bringing experience from other fields. This results in no one individual or group of individuals being able to dominate the Board's decision taking. In addition, Mr P J Harper, Deputy Chairman, is designated as the Senior Independent Director to whom concerns can be conveyed in addition to the Chairman.

To permit a formal and transparent procedure for the appointment of new Directors to the Board, the Board has a *Nomination Committee* currently comprising Sir John Craven (Chairman), Mr P J Harper, Sir Alastair Morton and Mr J R B Phillimore. Its function is to review on an ongoing basis and at least annually the membership of the Board and recommend to the Board any proposed changes, be they executive or non-executive.

All Directors submit themselves to shareholders for re-election at least every three years.

Relations with shareholders

The Principles encourage a dialogue with institutional shareholders based on the mutual understanding of objectives. The Directors have had for some time a regular dialogue with institutional shareholders where they believe this to be in the interests of shareholders generally. The Company also has a website containing up-to-date information.

The Principles encourage boards to use the Annual General Meeting to communicate with private investors and to encourage their participation. The Board has followed this particular Principle for a great number of years.

Accountability and Audit

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

The Board's objective is to present a balanced and understandable assessment of the Company's position and prospects, particularly in the annual review and interim report.

In 1993 the Board established an Audit Committee which now comprises Mr P J Harper (Chairman), Sir Alastair Morton and Mr J R B Phillimore. The Committee meets at least twice a year and the Finance Director and the external and internal auditors are invited to attend as appropriate. The principal objectives of the Committee are to review the annual and half yearly financial statements prior to their submission to the Board; to review accounting policies; to receive reports from the Group's overseas internal auditors who monitor the effectiveness of business and financial controls in the mining operations; to receive reports from the internal auditors on internal controls and to review with management and the external auditors the effectiveness of internal controls; to review the scope and results of the external audit and its cost effectiveness and the independence and objectivity of the auditors; to ensure compliance of the Group with the principles of the Combined Code relating to Accountability and Audit; and to receive reports from the Risk Committees on the effective management of the major risks to which the business is exposed on a day to day basis.

The Principles require a report that the business is a going concern and to maintain a sound system of internal control to safeguard shareholders' investment and the Company's assets.

Going Concern

The Directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the financial statements. The Directors have satisfied themselves that the Group is in a sound financial position and that sufficient borrowing facilities will be available to meet the Group's foreseeable cash requirements.

Internal Control

The Company, as required by the London Stock Exchange, has complied with the Combined Code provisions on internal control.

The Board has overall responsibility for the Company's system of internal control and for reviewing its effectiveness whilst the role of management is to implement Board policies on risk and control. The system of internal control is designed to manage rather than eliminate the risk of failure to the achievement of the business objectives. In pursuing these objectives, internal controls can only provide reasonable and not absolute assurance against material misstatement or loss.

There is a continuous process for identifying, evaluating and managing the significant risks faced by the Company which has been in place for the year under review and up to the date of approval of the Annual Report and Accounts. This process is regularly reviewed by the Board.

Corporate governance

The processes used by the Board to review the effectiveness of the system of internal control include the following. During the year:

(i) The Audit Committee
- reviews the external and internal audit work plans;
- considers reports from management, internal and external audit on the system of internal control and any material control weaknesses; and
- discusses with management the actions taken on problem areas identified by Board members or in the internal/external audit reports.

(ii) The Audit Committee reviews the effectiveness of the risk management process and significant risk issues are referred to the Board for consideration.

(iii) Risk Committees are established at divisional level and meet on a regular basis.

(iv) The Chairman of the Audit Committee reports the outcome of the Audit Committee meetings to the Board and the Board receives the minutes of all Audit Committee meetings.

(v) The Risk Committees review the role of insurance in managing risks across the Group.

(vi) The Group's management operates a risk management process which identifies the key risks facing each business and reports to the Audit Committee on how these risks are being managed. This is based on each division and the Group producing a risk register which identifies their key risks, the probability of those risks occurring, their impact if they do occur and the actions being taken to manage those risks to the desired level. The risk registers are incorporated into Combined Assurance Plans which allocate responsibility for managing risk to management and the internal and external auditors. These risks are discussed by the Group Risk Committee on a quarterly basis and regular monitoring reports are received to update them on progress. The Committee takes regular account of the significance of social, environmental and ethical (SEE) matters to the business of the Group and has identified and assessed the significant risks to the Company's short and long-term value arising from SEE matters, as well as the opportunities to enhance value that may arise from dealing with these issues. The Committee has received adequate information as part of this overall risk review process to make this assessment. The Safety, Health and Environment Statement on page 19 of the Annual Review contains further information on the subject.

At the year-end, before producing this statement in the Annual Report, the Board, through the Audit Committee, reviews the following:

- The outcome of letters of assurance which are completed by management confirming compliance throughout the year with the Group's policies, procedures, risk management processes and other matters;

- Reports on risk and internal control from management, the internal and external auditors, and the Combined Assurance Plan, including schedules of significant risks; and

- Regular reports on any major problems that have occurred during the year and how the risks have changed over the period under review.

Directors' report on remuneration

The Remuneration Committee

The Remuneration Committee was established in November 1993. Its principal function is to determine remuneration policy and the remuneration packages of the Executive Directors.

The Committee comprises :
Mr P J Harper (Chairman)
Sir John Craven
Sir Alastair Morton

who are non-Executive Directors having no financial interest other than as shareholders in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day involvement in running the business of the Group.

The Combined Code

The Combined Code (referred to on page 8) contains three Principles relating to Directors' remuneration, which have been applied as noted in this Report. The three Principles are amplified by 21 provisions and with which the Company complies and complied throughout the year.

Remuneration Policy

Executive Directors

The Remuneration Committee's objective is to provide to the Executive Directors the remuneration packages needed to attract, retain and motivate Directors of the quality required without paying more than is necessary for this purpose.

The Committee, with the benefit of professional advice, is aware what comparable companies are paying and takes account of relative performance. The Committee believes that the remuneration packages of the Executive Directors are broadly similar to those awarded by other relevant companies.

With the exception of Mr G E Haslam, noted below, no Director during the year received any bonus or entitlement to a bonus in respect of the year. Mr Haslam has a bonus scheme in the current year based on targeted performances. Apart from this, participation in share option schemes is currently the only, but a significant, performance related element attaching to each Executive Director's remuneration package.

The Committee's policy on granting options under, and the Directors' participation in, the share option schemes is set out on pages 14 and 16.

Non-Executive Directors

The fees of the non-Executive Directors are determined by the Board. In deciding an appropriate level of fees for each non-Executive Director, the Board considered the responsibility and time commitments taking into account the number of Board meetings, special meetings and the time required for reading Board and other papers plus the membership and chairmanship of the Audit Committee, the Remuneration Committee, the Nomination Committee and the Pension Committee plus Sir John Craven's Chairmanship of the Board, together with extensive overseas travel by non-Executive Directors on behalf of the Company.

Directors' report on remuneration

Directors' Remuneration

For the year ended 30 September 2001 the remuneration packages of Directors were as follows:-

Director	Salary and Fees £	Benefits in Kind [1] £	Bonus £	Total for Year to 30.9.01 £	Total for Year to 30.9.00 £
Executive Directors					
G E Haslam [2]	379,166	47,272	82,000	508,438	267,826
I P Farmer [3]	112,346	19,620	–	131,966	–
S E Jonah [4]	50,000	–	–	50,000	Nil
J N Robinson	260,000	19,796	–	279,796	243,801
Non-Executive Directors					
Sir John Craven	120,000	–	–	120,000	120,000
P J Harper	50,000	–	–	50,000	60,000
Sir Alastair Morton	45,000	–	–	45,000	53,333
J R B Phillimore	60,000	–	–	60,000	68,333
Former Directors					
N J Morrell [5]	75,000	5,761	–	80,761	469,227

Notes:

(1) Benefits in kind comprised mainly the provision of a motor car for the use of Executive Directors and the provision of private medical insurance and, in the case of Mr Haslam and Mr Farmer, a children's education allowance.

(2) Mr Haslam was appointed Chief Executive on 30 November 2000. He was a Director throughout the year. During the year Mr Haslam benefited from a bonus scheme based on targeted performances, as a result of which he received a payment of £82,000.

(3) Mr Farmer was appointed a Director on 4 April 2001 thus his remuneration as Director in 2001 covered only the period from then until the year end.

(4) The figures shown for Mr Jonah relate only to his remuneration as a Director of the Company. He is an employee of Lonmin Plc, but is also the Chief Executive of Ashanti Goldfields Company Limited, which company reimburses Lonmin Plc all his other remuneration and his benefits and would accordingly reimburse its proportion of any termination payments made to him.

(5) Mr Morrell retired early as a Director on 30 November 2000 at the Board's instigation following the successful completion of Lonmin's transformation into a focused mining company, in which he played the leading role. A termination payment of £477,042 was made in lieu of notice. This figure is an addition to the sum disclosed above.

(6) Although the Group's functional currency is US dollars the figures above are set out in sterling as this is the currency in which emoluments are predominantly paid.

Service Contracts

Mr Haslam, Mr Farmer and Mr Robinson currently have service contracts which temporarily require their respective employing companies to give two years' prior written notice of termination. If notice were given and the director concerned was not required to work out his notice period, his salary and the value of his contractual benefits would be paid in lieu. From 1 January 2002 the notice period will reduce by one calendar month immediately following the expiry of each calendar month until 1 January 2003, from which date 364 days' prior written notice will be required to be given. Mr Jonah is entitled to 364 days' notice. Since the Board has set as an objective that all Executive Directors should have notice periods of 364 days or less, the Company does comply and has complied throughout the year with the provision of the Combined Code in this respect. Except during the temporarily extended notice periods, there is no contractual provision for compensation to be paid to any executive director in lieu of notice. The non-Executive Directors are each appointed for a fixed period of three years, but subject to the provisions of the Company's Articles of Association for retirement by rotation and for earlier cessation for any other reason. No compensation is payable to non-Executive directors for loss of office, save for arrears of fees.

Non-Group Directorships

Apart from Mr S E Jonah, no Executive Director holds any executive directorship or appointment outside the Group. Mr G E Haslam is a director of International Platinum Association, Frankfurt; World Fuel Cell Council, Frankfurt and Furuya Metals Co. Limited, Tokyo. Mr Jonah is the Chief Executive of Ashanti Goldfields Company Limited, and, apart from Ashanti group companies, is a director of several non group companies and organisations. Mr Jonah's remuneration is referred to in Note 4 on page 12. Mr Jonah does not retain any fees in respect of non-Group directorships (other than in relation to Ashanti). Nor does Mr Haslam. The Board believes that directorships and appointments outside the Group can be appropriate if they help Directors gain additional experience or promote the interests of the Group as a whole.

Pensions

Mr N J Morrell, Mr G E Haslam, Mr I P Farmer and Mr J N Robinson are members of The UK Lonmin Superannuation Scheme which is a contributory final salary scheme established as an independent trust and provides benefits for Directors and staff of Lonmin Plc. The Scheme is fully funded and normal retirement age for all members in service at or after 1 April 1998 is 60. The Company was not required to make any contribution to the Scheme during the year because of the strong financial position of the Pension Fund. The Directors and staff in service continued to make contributions from salary.

The Scheme is designed to enable all members to obtain a good standard of benefit from secure and well managed investments within the Inland Revenue maximum at normal retirement subject to their having completed appropriate periods of service. The Scheme, which is contracted-out of the State Earnings Related Pension Scheme, complies with all relevant legislation, including the Pensions Act 1995. Independent high-quality advice is used in administering the Scheme and managing the assets.

Pension commutation at retirement, in order that participants may exchange part of their pension for a tax free lump sum within Inland Revenue limits, is permitted.

In the event of death whilst in service a capital sum equal to 4 x salary is payable together with a pension to a qualifying spouse or dependant of 66.66 per cent of the prospective pension which would become payable to the member at age 60. In certain circumstances where there are young children or children in full-time education or vocational training an allowance to them would also be payable.

In the case of death after retirement, a spouse's pension of 66.66 per cent of the member's pre-commutation pension would be payable, revalued up to the time of death. If the member's death occurs within 5 years of retirement, the balance of the 5 years' unpaid pension would also be payable.

In the event of death after leaving service but prior to retirement, a pension to a qualifying spouse or dependant would also be payable.

Pursuant to the requirements of the Pensions Act 1995, pensions accrued since 6 April 1997 are increased each year once in payment by the lower of five per cent and the increase in RPI (Retail Prices Index). Pensions in excess of any Guaranteed Minimum Pension accrued prior to 6 April 1997 will increase by the lower of three per cent and the increase in RPI.

The Inland Revenue Cap which restricts both pension and life assurance benefits for higher paid individuals who became members on or after 1 June 1989 does not apply to Mr Farmer and Mr Robinson and did not apply to Mr N J Morrell, each being members before that date. The cap does apply to Mr Haslam.

Mr S E Jonah has a personal pension arrangement. This is a non-contributory arrangement funded entirely by the Company which is reimbursed pursuant to an agreement with Ashanti Goldfields Company Limited. No figures are therefore given below for Mr Jonah.

Prior to his joining the UK Scheme on 12 November 1999 Mr Haslam was a member of The Lonmin Superannuation Scheme (Overseas) established in Jersey to provide benefits broadly similar to those under the UK Scheme for Directors and senior Group Executives employed overseas. Mr Haslam maintains accrued benefits as a deferred member in this scheme.

No element of a Director's remuneration package other than basic salary is pensionable.

Requisite information relating to pension benefits is:

Director	Age at 30.9.01	Years of service at 30.9.01	Increase in transfer value (1) £	Additional pension earned in the year (2) £	Accrued pension entitlement at year end 30.9.01 (3) £
Current Directors					
G E Haslam	57	15	488,611	35,586	102,778
I P Farmer	39	15	32,546	6,196	36,190
J N Robinson	47	22	228,357	27,887	109,324
Former Directors					
N J Morrell	54	22	67,675	8,551	238,613

Notes:

(1) The increase in transfer value represents the additional capital amount necessary, less Directors' contributions, to fund the increase in the accrued pension (above inflation) that a Director would take with him as part of the total transfer value if he were to leave the Company and move his benefits to another scheme. The transfer value is not a sum due to the Director.

(2) The additional pension earned in the UK in the year is that in excess of UK inflation at 1.7 per cent.

(3) The pension entitlement shown above is that which would be paid annually on retirement at age 60 based on service to 30 September 2001.

(4) Mr Morrell retired on 30 November 2000. The Company arranged for the augmentation of his accrued pension benefits under the Scheme to the level which they should have been if he had completed service to 29 November 2001, being a further 364 days' service which was the notice period under his service contract. Accordingly, the figures shown for Mr Morrell are for the complete financial year, even though he served only part of it, and his age and years of service are shown as at 30 September 2001.

(5) The accrued pension entitlement at 30 September 2000 for Mr Morrell, as the then highest paid Director, was £226,240.

The pension entitlements shown exclude any benefit which might be attributable to additional voluntary contributions.

There is no undertaking for any other pension benefit to be arranged for any Director by the Company.

Incentive Schemes

As noted below options were granted to two Directors during the year. Directors are encouraged to hold the shares issued to them upon the exercise of options, although it is accepted that some may need to be sold to finance the subscription cost and any taxation arising.

The Remuneration Committee's policy when granting options is to provide Directors and employees with an incentive to further the interests of the companies for which they work and to permit them to benefit from an improvement in the Company's performance to which they have thereby contributed.

The Board is mindful of the limited availability of managers in the South African recruitment market and the consequent need to provide existing management with meaningful remuneration and incentive packages. Certain managers of the Lonmin Platinum Division already receive performance bonuses paid in cash by the Division. In addition the Company has established an independent trust which has purchased 400,000 of the Company's shares in the market and will hold them for issue to selected senior management of the Lonmin Platinum Division over a five-year period. The trust has been funded by a loan from the Company of £4 million ($5 million). No Directors participate in this arrangement.

Set out on page 16 are the options held over ordinary shares of the Company by Directors.

Under The Lonmin Share Option Scheme 1994 and The Lonmin Overseas and Associate Share Option Scheme 1994 the exercise of options granted before 1998 was subject to attainment of the performance condition that, over a consecutive three-year period, the total return to shareholders was greater than the total return on the FTSE Actuaries All-Share Index during the same period. That condition was attained during 2000 and the options became exercisable. The exercise of options granted from 1998 under those schemes is subject to attainment of a similar performance condition, but the total return to shareholders must be greater than the total return on the Mining (formerly Extractive Industries) Sector of the FTSE Actuaries Share Indices. Further information on the performance condition is given in Note 25 to the accounts. No performance condition attaches to options granted under the other schemes.

The condition attaching to the options granted in 1998 was attained during the year and the options became exercisable. The total return to Lonmin shareholders grew between 27 August 1998 and 26 August 2001 by 319.63 per cent compared with 167.1202 per cent growth in the total return on the Mining Sector of the FTSE Actuaries All-Share Index.

Except under the savings related share option schemes no options have been granted with an exercise price at a discount to the market price at the time the exercise price was set.

No options were held by the non-Executive Directors.

	Number of shares under option 1.10.00 Shares of £1	30.9.01 and 28.11.01 Shares of £1	Exercise price	Name of scheme (1)	Date of grant	Date from which normally first exercisable	Expiry
I P Farmer (2)	45,000	45,000	250.0p	(d)	28.8.1998	28.8.2001	28.8.2008
	60,000	60,000	668.5p	(d)	8.6.2000	8.6.2003	8.6.2010
		2,018	836.0p	(e)	15.6.2001	1.8.2006	31.1.2007
	105,000	107,018					
G E Haslam	60,000	60,000	250.0p	(d)	28.8.1998	28.8.2001	28.8.2008
	90,000	90,000	668.5p	(d)	8.6.2000	8.6.2003	8.6.2010
		2,018	836.0p	(e)	15.6.2001	1.8.2006	31.1.2007
	150,000	152,018					
S E Jonah	7,831	7,831	241.0262p	(b)	1.7.1992	1.7.1995	1.7.2002
	15,662	15,662	375.1070p	(b)	1.7.1993	1.7.1996	1.7.2003
	31,324	31,324	434.1664p	(d)	4.8.1994	4.8.1997	4.8.2004
	130,000	130,000	250.0p	(d)	28.8.1998	28.8.2001	28.8.2008
	184,817	184,817					
N J Morrell (3)	15,662		375.1070p	(a)	1.7.1993	1.7.1996	1.7.2003
	31,324		434.1664p	(c)	4.8.1994	4.8.1997	4.8.2004
	170,000		250.0p	(d)	28.8.1998	28.8.2001	28.8.2008
	216,986						
J N Robinson	3,132	3,132	408.6272p	(c)	20.7.1994	20.7.1997	20.7.2004
	3,132	3,132	490.0334p	(c)	14.2.1995	14.2.1998	14.2.2005
	45,000	45,000	250.0p	(d)	28.8.1998	28.8.2001	28.8.2008
	7,986	7,986	216.0p	(e)	9.9.1998	1.11.2003	30.4.2004
	50,000	50,000	453.0p	(d)	1.4.1999	1.4.2002	1.4.2009
	60,000	60,000	668.5p	(d)	8.6.2000	8.6.2003	8.6.2010
	169,250	169,250					

Notes:

(1) The Share Option Schemes concerned are:
 (a) The Lonmin Share Option Scheme 1984
 (b) The Lonmin Overseas and Associate Share Option Scheme
 (c) The Lonmin Share Option Scheme 1994
 (d) The Lonmin Overseas and Associate Share Option Scheme 1994
 (e) The Lonmin Savings Related Share Option Scheme 1994.

(2) Mr Farmer was appointed a Director on 4 April 2001 and his option interests shown in the first column are applicable on that date.

(3) Mr Morrell retired on 30 November 2000. All of his options remained outstanding on that date, but were exercised afterwards pursuant to the rules of the share option schemes.

(4) All options were granted for no cash consideration.

(5) No options held by Directors were exercised or lapsed during the year or since.

(6) By way of comparison with the exercise prices, the middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 835.50p on 28 September 2001 (the last trading day of the year under review), as compared with the high and low quotations for the financial year of 1,125 p and 730p respectively.

Independent auditors' report to the members of Lonmin Plc

We have audited the financial statements on pages 18 to 51.

Respective responsibilities of directors and auditors

The Directors are responsible for preparing the Annual Report. As described on pages 8 to 10, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 8 to 10 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in both the Annual Report and the Annual Review, including the corporate governance statement, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London

28 November 2001

Consolidated profit and loss account

For the year ended 30 September

	Note	2001 $m	2000 Restated $m
Turnover	1	**866**	951
– continuing operations		**866**	757
– discontinued operations		–	194
EBITDA*	2	**541**	429
– continuing operations		**541**	412
– discontinued operations		–	17
Depreciation		**(51)**	(44)
Group operating profit	3	**490**	385
– continuing operations		**490**	380
– discontinued operations		–	5
Share of associate's operating loss		–	(1)
Total operating profit		**490**	384
– continuing operations		**490**	380
– discontinued operations		–	4
Profit on sale of fixed assets	7		
– continuing operations		–	10
Profit on sale or termination of operations	7		
– discontinued operations		–	9
Profit before net interest receivable and similar items, taxation and minority interests		**490**	403
Net interest receivable and similar items	6	**33**	11
Profit before taxation and minority interests	4	**523**	414
– continuing operations		**523**	402
– discontinued operations		–	12
Taxation	8	**(150)**	(97)
Profit after taxation and before minority interests		**373**	317
Minority interests		**(99)**	(79)
Profit for the year	26	**274**	238
– continuing operations		**274**	223
– discontinued operations		–	15
Dividends	9	**(110)**	(90)
Retained profit for the year		**164**	148
Earnings per share excluding exceptionals – continuing operations	10	**153.7c**	130.1c
Earnings per share	10	**153.7c**	144.7c
Diluted earnings per share	10	**152.4c**	136.3c
Dividends per share	9	**45.1p/64.0c**	35.0p/50.0c

*EBITDA is earnings before interest, tax, depreciation and amortisation.

The 2000 figures have been restated to include full provision for deferred tax on an undiscounted basis in accordance with FRS 19 – Deferred Tax.

Consolidated balance sheet

As at 30 September

	Note	2001 $m	2000 Restated $m
Fixed assets			
Tangible assets	11	**774**	710
Investments:		**223**	206
Associate	12	**6**	–
Other investments	13	**217**	206
		997	916
Current assets			
Stocks	14	**30**	21
Debtors	15	**99**	113
Investments	16	**1**	2
Cash and short-term deposits		**528**	439
		658	575
Total assets		**1,655**	1,491
Creditors: amounts falling due within one year	17	**(254)**	(242)
Net current assets		**404**	333
Total assets less current liabilities		**1,401**	1,249
Creditors: amounts falling due after more than one year	18	**(6)**	(8)
Provisions for liabilities and charges	21	**(150)**	(155)
		1,245	1,086
Capital and reserves			
Called up share capital	24	**258**	259
Share premium account	24	**417**	414
Revaluation reserve	26	**17**	18
Other reserves	26	**(10)**	(12)
Profit and loss account	26	**395**	247
Equity interests		**1,077**	926
Minority equity interests	27	**168**	160
		1,245	1,086

The financial statements were approved by the Board of Directors on 28 November 2001 and were signed on its behalf by:

Sir John Craven, *Chairman*
J N Robinson, *Finance Director*

Consolidated cash flow statement

For the year ended 30 September

	Note	2001 $m	2000 $m
Net cash inflow/(outflow) from operating activities	33	**525**	346
– continuing operations		**525**	354
– discontinued operations		–	(8)
Returns on investment and servicing of finance		**(71)**	(55)
Interest – received		**26**	10
– paid		**(9)**	(25)
Dividends paid to minorities		**(88)**	(40)
Taxation		**(109)**	(21)
Capital expenditure and financial investment	34	**(126)**	(117)
Acquisitions and disposals	35	**(6)**	212
Equity dividends paid		**(110)**	(71)
Net cash inflow/(outflow) before use of liquid resources and financing		**103**	294
– continuing operations		**103**	338
– discontinued operations		–	(44)
Management of liquid resources		**(98)**	(335)
Financing		**(17)**	41
New long-term loans		–	102
Repayment of long-term loans		–	(64)
Repayment of short-term loans		**(2)**	(5)
Issue of ordinary share capital		**4**	8
Share buyback		**(19)**	–
(Decrease)/increase in cash in the year		**(12)**	–
– continuing operations		**(12)**	7
– discontinued operations		–	(7)

Statement of total consolidated recognised gains and losses

For the year ended 30 September

	2001 $m	2000 Restated $m
Profit/(loss) for the year – Group	274	239
– Associate	–	(1)
Total consolidated recognised gains relating to the year	274	238
Adoption of FRS 19 – Deferred Tax	(105)	
Total consolidated recognised gains since last Annual Report	169	

Consolidated historical cost profits

For the year ended 30 September

	2001 $m	2000 Restated $m
Reported profit before taxation	523	414
Difference between an historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	2	2
Historical cost profit before taxation	525	416
Historical cost retained profit for the year	166	150

Reconciliation of movement in equity interests

For the year ended 30 September

	2001 $m	2000 Restated $m
Total recognised gains relating to the year	274	238
Dividends	(110)	(90)
Retained profit for the year	164	148
Share buyback	(19)	–
Shares issued on conversion of bonds	–	163
Shares issued on exercise of share options	4	8
Other items	2	1
Net increase in equity interests in the year	151	320
Equity interests at 1 October – restated for deferred tax	926	606
Equity interests at 30 September	1,077	926

Lonmin Plc company balance sheet

As at 30 September

	2001 $m	2000 $m
Fixed assets		
Tangible assets	1	–
Investments:	1,769	811
Subsidiaries	1,759	806
Other investments	10	5
	1,770	811
Current assets		
Debtors	250	490
Investments	–	1
Cash and short-term deposits	458	346
	708	837
Total assets	2,478	1,648
Creditors: amounts falling due within one year	(1,494)	(601)
Net current (liabilities)/assets	(786)	236
Total assets less current liabilities	984	1,047
Capital and reserves		
Called up share capital	258	259
Share premium account	417	414
Other reserves	164	162
Profit and loss account	145	212
	984	1,047

The notes to the Lonmin Plc company balance sheet can be found in note 38 on pages 49 and 50.

The financial statements were approved by the Board of Directors on 28 November 2001 and were signed on its behalf by:

Sir John Craven, *Chairman*
J N Robinson, *Finance Director*

Statement on accounting policies

Basis of accounting
The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain assets, and in accordance with applicable United Kingdom accounting standards.

The Group's earnings stream is primarily US dollars and the principal functional currency is the US dollar. The reporting currency is also the US dollar.

The Company has taken advantage of the exemption contained in Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

Application of new accounting standards
The Group has adopted the transitional arrangements of FRS 17 "Retirement benefits", and the full provisions of FRS 18 "Accounting Policies" and FRS 19 "Deferred Tax".

FRS 17 is applicable in full for accounting periods ending on or after 22 June 2003. Transitional disclosures relating to the closing balance sheet are, however, applicable to accounting periods ending on or after 22 June 2001. These disclosures have been made for the year ended 30 September 2001 in note 28 to the Accounts. SSAP 24 – Pension costs continues to be applied by the Group while the FRS 17 transitional arrangements are in place.

FRS 18 is applicable for accounting periods ending on or after 22 June 2001. The Group has applied the provisions of FRS 18 by adopting appropriate accounting policies which are regularly reviewed and by disclosing sufficient information to enable users of the financial statements to understand the accounting policies adopted and how they have been implemented. The adoption of FRS 18 has not led to any changes of accounting policy for the Group.

FRS 19 "Deferred tax" which is applicable for accounting periods ending on or after 23 January 2002 has been adopted early for the year ended 30 September 2001. Previously, in accordance with SSAP 15, deferred tax was provided only to the extent that a liability was expected to crystallise. The effect of this policy was that no provision was made. FRS 19 requires deferred tax to be provided on a full provision basis.

Turnover
Turnover represents sales of goods and services outside the Group net of discounts and allowances and value added taxation and includes commissions earned. Turnover is recorded when the risks and rewards of ownership have passed to the purchaser.

Discontinued operations
Discontinued operations in 2000 include the results of Bahamas Hotels and Duiker Mining.

Basis of consolidation
The Group financial statements consist of the results, assets and liabilities of the Company and its subsidiaries. The results of subsidiaries are included from the date of acquisition. The results of subsidiaries sold are included up to the date of sale. On the sale of a subsidiary, any cumulative foreign currency translation adjustment relating to the subsidiary is not included in the calculation of the profit and loss on disposal.

Goodwill
On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Where the cost of acquisition differs from the aggregate of these fair values, purchased goodwill arises. Goodwill arising on acquisitions after 1 October 1998 is capitalised and amortised over its useful life in accordance with FRS 10. Prior to 1 October 1998, goodwill was charged to reserves in the year of acquisition as a matter of accounting policy and, in accordance with the transitional arrangements of FRS 10, goodwill has not been reinstated on implementation of FRS 10. Goodwill of $4 million arose during 2001 on the acquisition of Platinum Australia Limited which has been accounted for as an associate.

Statement on accounting policies

On the subsequent disposal or termination of a previously acquired company or business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously charged to reserves or capitalised and not yet charged to the profit and loss account.

Goodwill is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable and also at the end of the first complete financial year following an acquisition in accordance with FRS 11.

Associates

Investments in associates are accounted for under the equity accounting method. An associate is a company, other than a subsidiary, in which the Group's interest is considered to be long term and is substantial and over which the Group exercises a significant influence. The Group participates in commercial and financial policy decisions of an associate through representation on its Board.

The consolidated profit and loss account includes the Group's share of the turnover and results of associates. The carrying value of associates in the Group's balance sheet comprises the costs of acquisition to the Group and the Group's share of post-acquisition results of associates. Goodwill arising on acquisition of associates is included within investments in associates.

Joint arrangements

The Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Group includes its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the Group's interest in the joint arrangement.

Other investments

Fixed asset investments are stated at cost less provisions for impairments or at Directors' valuations. The Group's investment in Ashanti is not accounted for as an associate because the Group considers that it is unable to, and does not, exercise significant influence over Ashanti's operating and financing policies and actions. Accordingly, the Ashanti investment is shown as a fixed asset investment. Only dividends received are treated as part of the continuing operations of the Group. The investment in Ashanti is stated at Directors' valuation.

Foreign currencies

Subsidiaries that keep their accounts in currencies other than their functional currency remeasure them into the functional currency by the temporal method prior to consolidation. This results in non-monetary assets and liabilities being recorded at their historical cost expressed in the functional currency whilst monetary assets and liabilities are stated at the closing exchange rate. Differences on translation are included in the profit and loss account.

The principal US dollar exchange rates used in the financial statements, expressed as the foreign currency value of one US dollar, are as follows:

	2001	2000
Average exchange rates:		
Sterling	**0.69**	0.64
South African rand	**8.01**	6.60
Zimbabwe dollar	**117.84**	40.44
Closing exchange rates:		
Sterling	**0.69**	0.69
South African rand	**8.77**	7.23
Zimbabwe dollar	**306.68**	52.47

Exploration costs

Exploration expenditure is analysed between its three constituent parts and accounted for as follows:

a) Replacement exploration

This is defined as expenditure necessary to delineate and quantify the reserves and resources required to replace those extracted in any one accounting period, and as such is an operating cost which is expensed as incurred.

b) Expansion and new opportunities exploration

Within or adjacent to a producing unit:

These costs are expensed until a probable reserve has been defined and confirmed by a Competent Person. At that point the historical costs previously expensed are capitalised and the asset amortised over the estimated life of mine.

Greenfields or Brownfields:

These costs are expensed until an indicated resource has been defined and confirmed by a Competent Person. At that point historical costs previously expensed are capitalised. Amortisation commences in the first year of production after which amortisation is provided over the estimated life of the project.

Research and development

Research and development costs, separate to exploration expenditure, are accounted for in accordance with SSAP 13 and expenditure is written off in the period in which it arises.

Tangible fixed assets

Tangible fixed assets are recorded at cost or valuation, which are not updated under the transitional arrangements of FRS 15 "Tangible Fixed Assets", less depreciation. Depreciation is provided, on a straight line basis, to amortise the assets over the estimated useful economic lives of the specific assets concerned or the life of the mine, if shorter, to residual value.

The major fixed assets are depreciated as follows:

Mining assets	2.5% – 20 % per annum
Equipment	20% – 33 % per annum

No depreciation is provided on surface mining land which has a continuing value and capital work in progress.

The life of a mine is based only on the proven and probable reserves, limited to a maximum mine life of 40 years. The mine life is also restricted to ensure that it does not exceed the period of any mining leases granted to the company.

Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value if higher in accordance with FRS 11.

Leases

Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in borrowings. Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Capitalised interest

Tangible fixed assets include directly attributable finance costs which are capitalised gross of tax during the period of construction.

Stocks

Stocks are stated at the lower of cost (which includes the applicable proportion of production overheads) and net realisable value. Platinum metal stock is valued by allocating costs to platinum, palladium and rhodium stock based on the annual cost of production, less revenue from by-products, apportioned according to the quantities of each of the three main metals produced.

Statement on accounting policies

Deferred tax
Deferred tax is provided for on timing differences that have originated but not reversed by the balance sheet date on a non-discounted basis. Deferred tax assets are recognised only to the extent that it is more likely than not that there will be suitable taxable profits from which future reversal of the underlying timing differences can be deducted.

The effect of the implementation of FRS 19 has been to reduce the tax charge in 2001 by $7 million and to increase it in 2000 by $11 million. Profit for the year in 2001 has increased by $5 million and in 2000 has increased by $9 million. Profit for the year increased in 2000 because the exceptional loss on disposal of Duiker has been restated to take account of the deferred tax liabilities outstanding on the sale of Duiker Mining and on the original acquisition of Tavistock. This has the effect of reducing the net assets on disposal by $29 million, eliminating the surplus on the original acquisition of Tavistock of $13 million and therefore increasing exceptional items by a profit of $16 million. The effect of this restatement on the September 2000 balance sheet has been to increase provisions by $144 million, reduce equity interests by $105 million and reduce minority equity interests by $39 million.

Pension costs and other post retirement benefits
The Group operates a number of defined benefit and defined contribution pension schemes in accordance with local regulations. The assets of the schemes are held separately from those of the Group and are administered by trustees. Independent actuaries prepare valuations of these schemes at least every three years and in accordance with their recommendations the Group makes contributions which are charged to profits on a systematic basis over the expected remaining working life of the employees. Any differences between the actuarial valuation of the obligation and the value of assets in a scheme are similarly charged or credited to profit before taxation over the expected remaining working life of employees in the scheme.

Certain Group companies provide post retirement medical benefits to qualifying pensioners. The expected costs of these benefits are charged to the profit and loss account over the expected remaining service lives of the relevant employees and are assessed in accordance with the advice of qualified actuaries.

Rehabilitation costs
Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities. Such costs are provided for in accordance with FRS 12 so that rehabilitation costs are provided in full based on the best estimates of the future costs to be incurred calculated on a discounted basis. As the provision is recognised, the same amount is capitalised as part of the cost of the related mine. The impact of such costs on the profit and loss account is spread over the life of the mine through the accretion of the discount of the provision and the depreciation of the increased costs of the mining assets.

Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of where such estimates are made include the valuation of pension schemes assets and liabilities where discount, inflation and return rate assumptions are made and in the calculation of rehabilitation liabilities which involves projecting expected liabilities forward to the end lives of the mines using an assumed inflation rate and discounting these liabilities back to the present day using an assumed discount rate.

Dividend reinvestment program
Under the Company's Dividend Reinvestment Plan, shareholders can elect for the whole of their cash dividends to be reinvested in Lonmin Plc shares which are purchased on their behalf in the market. All cash dividends are paid to the Registrars who use the dividends of participants in the plan to fund these purchases. Accordingly, no new shares are issued, dividends are paid and accounted for in the normal way, and there are no special accounting requirements for the programme.

Notes to the accounts

1 Turnover

Turnover is analysed by activity and geographical origin below:

	2001 $m	2000 $m
Platinum	815	703
Gold	51	54
Continuing operations	866	757
Discontinued operations	–	194
	866	951
South Africa	815	703
Zimbabwe	51	54
Continuing operations	866	757
Discontinued operations	–	194
	866	951

Turnover by destination is analysed by geographical area below:

	2001 $m	2000 $m
The Americas	279	282
Asia and other	253	222
Europe	158	173
South Africa	120	20
Zimbabwe	56	60
Continuing operations	866	757
Discontinued operations	–	194
	866	951

2 EBITDA

EBITDA is analysed by activity and geographical origin below:

	2001 $m	2000 $m
Platinum	553	425
Gold	5	–
Other	(6)	(2)
Central costs	(11)	(11)
Continuing operations	541	412
Discontinued operations	–	17
	541	429
South Africa	539	412
Europe	10	11
Zimbabwe	5	–
Australia	(2)	–
Central costs	(11)	(11)
Continuing operations	541	412
Discontinued operations	–	17
	541	429

3 Group operating profit

Group operating profit is arrived at as follows:

	2001 $m	2000 $m
Turnover	866	951
Continuing	866	757
Discontinued	–	194
Cost of sales	(333)	(474)
Continuing	(333)	(345)
Discontinued	–	(129)
Gross profit	533	477
Continuing	533	412
Discontinued	–	65
Distribution costs	–	(42)
Continuing	–	–
Discontinued	–	(42)
Administration expenses	(27)	(66)
Continuing	(27)	(42)
Discontinued	–	(24)
Other operating (charges)/income	(16)	16
Continuing	(16)	10
Discontinued	–	6
Group operating profit	490	385
Continuing	490	380
Discontinued	–	5

Distribution costs in continuing operations have been reclassified as cost of sales and comparatives have been restated accordingly.

3 Group operating profit (continued)

Group operating profit is analysed by activity and geographical origin below:

	2001 $m	2000 $m
Platinum	**516**	397
Gold	**(9)**	(4)
Other	**(6)**	(2)
Central costs	**(11)**	(11)
Continuing operations	**490**	380
Discontinued operations	**–**	5
	490	385

	2001 $m	2000 $m
South Africa	**502**	384
Europe	**10**	11
Zimbabwe	**(9)**	(4)
Australia	**(2)**	–
Central costs	**(11)**	(11)
Continuing operations	**490**	380
Discontinued operations	**–**	5
	490	385

Operating profit is stated after charging:

	2001 $m	2000 $m
Research expenditure	**–**	2
Operating lease charge – land and buildings	**2**	1
Depreciation charge – owned tangible assets	**50**	43
– finance leased tangible assets	**1**	1
Foreign exchange (losses)/gains	**(20)**	10

The depreciation charge of owned tangible assets of $50 million in 2001 includes an impairment provision of $12 million on fixed assets held in Zimbabwe.

Auditors' remuneration amounted to $0.6 million in 2001 (2000 – $0.5 million) including the Company $0.3 million (2000 – $0.2 million). Other professional fees paid to KPMG Audit Plc (and its associates) in the United Kingdom amounted to $0.9 million in 2001 (2000 – $0.4 million) all of which related to the Company. Other professional fees paid to KPMG overseas amounts to $0.3 million in 2001 (2000 – $0.4 millon).

4 Profit before taxation

Profit before taxation is analysed by activity and geographical origin below:

	Note	2001 $m	2000 $m
Platinum		518	394
Gold		1	(5)
Other		(6)	(2)
Central costs		(11)	(11)
Central interest and similar items		21	16
Continuing operations		523	392
Discontinued operations		–	3
Profit before taxation and exceptional items		523	395
Exceptional items	7	–	19
Profit before taxation		523	414

	Note	2001 $m	2000 $m
South Africa		504	381
Europe		10	11
Zimbabwe		1	(5)
Australia		(2)	–
Central costs		(11)	(11)
Central interest and similar items		21	16
Continuing operations		523	392
Discontinued operations		–	3
Profit before taxation and exceptional items		523	395
Exceptional items	7	–	19
Profit before taxation		523	414

5 Employees

The average number of employees during the year was as follows:

	2001 Number	2000 Number
South Africa	**22,323**	18,999
Zimbabwe	**4,478**	5,005
Europe	**28**	28
Continuing operations	**26,829**	24,032
Discontinued operations	**–**	7,019
	26,829	31,051

The aggregate payroll costs of these employees were as follows:

	2001 $m	2000 $m
Wages and salaries	**129**	170
Continuing operations	**129**	130
Discontinued operations	**–**	40
Social security costs	**9**	8
Continuing operations	**9**	6
Discontinued operations	**–**	2
Other pension costs	**9**	14
Continuing operations	**9**	10
Discontinued operations	**–**	4
	147	192
Continuing operations	**147**	146
Discontinued operations	**–**	46

Total Directors' emoluments	**1.9**	2.5
Emoluments of highest paid Director	**0.7**	0.7
Payment in lieu of notice	**1.0**	0.5

Full details of Directors' remuneration, pensions and benefits in kind are given in the Directors' report on remuneration on pages 11 to 16.

6 Net interest receivable and similar items

	2001 $m	2000 $m
Interest payable:		
On bank loans and overdrafts wholly repayable within five years	(3)	(21)
Other loans	(1)	(6)
Finance leases	(1)	(1)
Discounting on provisions	–	(1)
	(5)	(29)
Interest receivable on cash and deposits	25	15
Exchange differences on net debt	13	25
Net interest receivable and similar items	33	11
Continuing operations	33	12
Discontinued operations	–	(1)

7 Exceptional items

	2001 $m	2000 $m
Profit on sale of fixed assets		
Continuing operations	–	10
Profit/(loss) on sale or termination of operations:		
Loss on the sale of Bahamas Hotels	–	(9)
Profit on the sale of Duiker Mining	–	27
Other losses	–	(9)
Profit on sale or termination of operations	–	9
Discontinued operations	–	9
Net exceptional profit before taxation and minority interests	–	19
Continuing operations	–	10
Discontinued operations	–	9
Taxation	–	(1)
Net exceptional profit	–	18
Continuing operations	–	9
Discontinued operations	–	9

The profit or loss on the sale of a subsidiary undertaking is determined in accordance with FRS 2 – Accounting for subsidiary undertakings. The profit or loss is calculated by comparing the carrying amount of the net assets of that subsidiary undertaking attributable to the Group's interest after the cessation together with any proceeds received. The net assets compared include any related goodwill that has not previously been written off through the profit and loss account or attributed to prior period amortisation or impairment on applying FRS 10 – Goodwill and intangible assets.

8 Tax on profit on ordinary activities

	2001 $m	2000 $m
United Kingdom:		
Corporation tax at 30% (2000 – 30%)	119	41
Double tax relief	(119)	(41)
Advance Corporation Tax	–	(5)
	–	(5)
Overseas tax charge for the year	175	90
Overseas deferred tax charge:		
Origination and reversal of timing differences	20	35
Prior year adjustments	1	–
Exchange adjustments	(46)	(24)
Tax charge on profit on ordinary activities before exceptional items	150	96
Tax charge on exceptional items	–	1
Taxation	150	97
Continuing operations	150	103
Discontinued operations	–	(6)

A reconciliation of the standard tax rate to the effective tax rate is as follows:

	2001 %	2000 %
Standard tax rate	30	30
Prior year losses utilised	–	(4)
Overseas taxes on dividends remitted by subsidiary companies	7	4
Effect of exchange adjustments	(8)	(6)
Prior year and other items	–	(1)
Effective tax rate	29	23

The Group's primary operations are based in South Africa. Therefore, the relevant standard tax rate for the Group is the South African statutory tax rate of 30% (2000 – 30%).

9 Dividends

	2001 $m	2000 $m
Interim 16.9p/24.0c (2000 – 9.3p/14.0c) per share	43	25
Final 28.2p/40.0c (2000 – 25.7p/36.0c) per share	67	65
	110	90

Until 31 March 1999, advanced corporation tax (ACT) was paid on dividends at the rate of 25% of the net dividend. Subject to certain restrictions, this was recoverable by offsetting it against corporation tax liabilities. When this offset was not available surplus ACT was generated.

At the year end, the Group had surplus ACT of $105 million (2000 – $105 million) carried forward and available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. The notional "Shadow ACT", being the ACT which would have been payable if the system had not been abolished and which must be set-off prior to utilisation of surplus ACT, amounts to $70 million (2000 – $41 million).

10 Earnings per share

Earnings per share has been calculated on the profit attributable to shareholders amounting to $274 million (2000 restated – $238 million) using a weighted average number of 178,264,503 ordinary shares (2000 – 164,527,428 ordinary shares).

For 2000, earnings per share excluding exceptional items from continuing operations has been calculated on the restated pre-exceptional profit attributable to shareholders amounting to $214 million using the same weighted average number of ordinary shares as above. There were no exceptional items during 2001.

The pre-exceptional attributable profit from continuing operations is calculated as follows:

	2001 $m	2000 $m
Profit for the year	**274**	238
Discontinued operations profit for the year	–	(15)
Profit for the year – continuing operations	**274**	223
Profit on sale of fixed assets – continuing operations	–	(10)
Tax on profit on sale of fixed assets – continuing operations	–	1
Pre-exceptional profit for the year – continuing operations	**274**	214

As the table below illustrates, diluted earnings per share is based on the weighted average number of ordinary shares in issue adjusted by the dilutive outstanding share options and, for 2000 only, the convertible bonds for that part of the year prior to their conversion in July 2000. These adjustments give rise to an increase in the weighted average number of ordinary shares in issue of 1,557,158 (2000 – 14,506,651) and no effect on the attributable profit from continuing operations (2000 – an increase of $6 million arising from the post tax interest saving which would have arisen had the bonds been converted at the start of the year).

	2001			2000		
	Profit for the year $m	**Number of shares**	**Per share amount cents**	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	**274**	**178,264,503**	**153.7**	238	164,527,428	144.7
Convertible bonds	–	–	–	6	12,554,178	–
Share option schemes	–	**1,557,158**	–	–	1,952,473	–
Diluted EPS	**274**	**179,821,661**	**152.4**	244	179,034,079	136.3

11 Tangible assets

Group	Mining assets $m	Plant, machinery, fixtures and equipment $m	Capital work in progress $m	Total $m
Cost or valuation:				
At 30 September 2000	855	21	2	878
Additions	114	1	1	116
Disposals	–	(1)	–	(1)
Transfers	(3)	–	–	(3)
At 30 September 2001	**966**	**21**	**3**	**990**
Depreciation:				
At 30 September 2000	159	9	–	168
Charge for the year	45	6	–	51
Transfers	(3)	–	–	(3)
At 30 September 2001	**201**	**15**	**–**	**216**
Net book value:				
At 30 September 2001	**765**	**6**	**3**	**774**
At 30 September 2000	696	12	2	710

Included in mining assets are leased assets with a cost of $7 million (2000 – $7 million) and a net book value of $5 million (2000 – $6 million).

Cost or valuation of tangible assets includes $55 million (2000 – $55 million) in respect of capitalised interest. Interest capitalised during the year was not material (2000 – $nil).

In accordance with the Group accounting policies no depreciation has been provided on surface mining land having a book value of $5 million (2000 – $6 million).

Tangible fixed assets are stated at cost to the Group with the exception of certain mining assets which are included at valuation as follows:

	2001 $m	2000 $m
Net book value:		
Professionally valued in 1986	**83**	85
At cost	**682**	611
	765	696

12 Associate

Group	Associate at cost $m	Post-acquisition reserves $m	Total $m
Additions and at 30 September 2001	**6**	**–**	**6**

	2001 $m
The goodwill arising on acquisition of associate is as follows:	
Cost	**6**
Share of net assets acquired	**(2)**
Goodwill	**4**
The net assets of associate comprises:	
Capitalised goodwill	**4**
Share of net assets acquired	**2**
	6
Listed overseas – market value	**3**

The investment in associate of $6 million noted above represents an investment of 39% made by the Group in August 2001 in Platinum Australia Limited, a company incorporated in Australia. The principal activity of Platinum Australia Limited is mining exploration and its financial year end is 30 June.

13 Fixed asset investments

Group	Own shares $m	Investments $m	Loans $m	Provisions $m	Total $m
At 30 September 2000	–	207	1	(2)	206
Additions	5	7	–	–	12
Transfers	–	–	(1)	–	(1)
At 30 September 2001	**5**	**214**	**–**	**(2)**	**217**

	2001 $m	2000 $m
Net book value of investments shown above:		
Listed on the London and overseas stock exchanges	**209**	200
Unlisted	**8**	5
	217	205
Value at 30 September:		
Listed (market value) – Ashanti	**119**	93
Listed (market value) – Other investments	**6**	–
Unlisted (Directors' valuations)	**8**	5

The principal activity of Ashanti (incorporated in Ghana) is gold mining.

The Group's direct interest in the ordinary share capital of Ashanti is 32%.

The aggregate amount of the capital and reserves of Ashanti as at 31 December 2000, being the date of the latest available Annual Report and Accounts, was $275 million and its loss for that year was $141 million.

13 Fixed asset investments (continued)

Own shares comprise 400,000 ordinary £1 shares in Lonmin Plc held at cost by the Lonmin Plc Employee Share Trust as an incentive to retain key management employees in the platinum operations of the Group in South Africa. The shares have been allocated to employees and a proportion will be given to individuals who remain in the employment of the Group in January 2005 with the balance given in January 2007. The market value of the shares in the trust at 30 September 2001 was $5 million. The purchase of the shares during the year was on the open market and funded by Lonmin Plc. Dividend income will be allocated to employees with the shares. Interest and administration costs of the trust are charged to the profit and loss account.

14 Stocks

Group	2001 $m	2000 $m
Raw materials and consumables	8	9
Finished goods	25	15
Less: amounts provided to bring to net realisable value	(3)	(3)
	30	21

15 Debtors

Group	2001 $m	2000 $m
Amounts falling due within one year:		
Gross trade debtors	88	94
Loans receivable	–	1
Other debtors	10	17
Prepayments and accrued income	1	1
	99	113

16 Current asset investments

Group	2001 $m	2000 $m
Unlisted	1	2

Unlisted investments include $1 million (2000 – $1 million) held in trust to fund future rehabilitation obligations.

17 Short term creditors

Group	2001 $m	2000 $m
Amounts falling due within one year:		
Bank loans and overdrafts – unsecured	1	11
Current loan instalments (Note 19) – secured	1	1
Trade creditors	14	28
Corporate taxation	126	81
Indirect taxation and social security	1	1
Other creditors	5	9
Accruals	39	46
Dividends	67	65
	254	242

18 Long term creditors

Group	2001 $m	2000 $m
Amounts falling due after more than one year:		
Finance lease – secured (Note 19)	3	5
Corporate taxation	3	3
	6	8

19 Loans

Group	2001 $m	2000 $m
Short-term loans:		
Finance lease – secured	4	6
	4	6
Deduct instalments repayable within one year (note 17)	(1)	(1)
	3	5

The secured loan of $3 million (2000 – $5 million) represents a finance lease obligation on security surveillance equipment in South Africa bearing interest at an effective rate of between 12-13%. The lease term is 4 years (2000 – 5 years).

The finance lease is repayable over the following periods:

	2001 $m	2000 $m
Secured: Between one and two years	1	1
Between two and five years	2	4
	3	5

20 Financial Risk Management

The Group's principal functional currency remains the US dollar and during the 2000 year the funding structure was revised. The sterling convertible debt was converted into equity by July 2000 and the Group's cash resources are mainly held in US dollars. The Group does not undertake any trading activity in financial instruments.

20a Interest rate risk

	At floating interest rates	
	2001 $m	2000 $m
Financial liabilities		
SA rand	4	6
Zimbabwe dollar	1	11
	5	17

	2001 $m	2000 $m
The financial liabilities of the Group comprise:		
Total borrowings	5	17

Floating rate financial liabilities comprise bank borrowings and overdrafts bearing interest at the applicable inter-bank offer rates or prime lending rates and a finance lease obligation outstanding in South Africa.

	At floating interest rates	
	2001 $m	2000 $m
Financial assets		
US dollar	**509**	370
SA rand	14	9
Sterling	6	63
	529	442

	2001 $m	2000 $m
The financial assets of the Group comprise:		
Cash and short-term deposits	**528**	439
Current asset investments	1	2
Short-term loans receivable	–	1
	529	442

Floating rate financial assets comprise mainly bank deposits bearing interest at commercial rates fixed by reference to LIBOR for sterling and US dollar assets, or the applicable inter-bank reference rates for all other financial assets.

20 Financial Risk Management (continued)

20b Currency exposures

Lonmin's operations are based predominantly in South Africa with the entire income stream arising in US dollars. Cash held in South Africa is in US dollars and remitted on a quarterly basis to the UK. When short-term working capital facilities are required in South Africa these are primarily drawn in US dollars and forward selling of US dollars only takes place periodically to meet local currency funding requirements.

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their functional currencies. Foreign exchange differences on retranslation of such assets and liabilities are taken to the profit and loss account:

	Net foreign currency monetary assets/(liabilities)							
	2001				2000			
	SA rand $m	**Sterling $m**	**Zimbabwe $ $m**	**Total $m**	SA rand $m	Sterling $m	Zimbabwe $ $m	Total $m
Functional currency of Group operation:								
US dollar	**10**	**6**	**(1)**	**15**	3	63	(11)	55

The South Africa rand net monetary assets principally comprise bank deposits and an outstanding finance lease obligation. The sterling net monetary assets comprise bank deposits to finance Head Office expenses. The Zimbabwe dollar net monetary liabilities comprise borrowings to finance the gold operations.

20c Maturity of financial liabilities

	2001 $m	2000 $m
In one year or less, or on demand	**2**	12
In more than one year but not more than two years	**1**	1
In more than two years but not more than five years	**2**	4
	5	17

20d Undrawn committed borrowing facilities

The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with the cash resources available, are sufficient to meet the funding requirements in the foreseeable future.

	2001 $m	2000 $m
Expiring in one year or less	**77**	17
Expiring in more than one year but not more than two years	**17**	117
Expiring in more than two years	**165**	95
	259	229

20e Fair value of financial instruments

	2001		2000	
	Book value $m	**Fair value $m**	Book value $m	Fair value $m
Cash and short-term deposits	**528**	**528**	439	439
Current asset investments	**1**	**1**	2	2
Short-term loans receivable	**–**	**–**	1	1
Borrowings falling due within one year	**(2)**	**(2)**	(12)	(12)
Other borrowings falling due after more than one year	**(3)**	**(3)**	(5)	(5)
	524	**524**	425	425

21 Provisions for liabilities and charges

Group	Deferred tax $m	Site rehabilitation $m	Post-retirement medical benefits $m	Total $m
At 30 September 2000	–	7	4	11
Adoption of FRS 19 – Deferred Tax	144	–	–	144
Restated at 30 September 2000	144	7	4	155
Charge for the year	20	1	1	22
Additions	–	1	–	1
Exchange differences	(27)	(1)	–	(28)
At 30 September 2001	**137**	**8**	**5**	**150**

	2001 $m	2000 $m
Deferred tax comprises:		
Accelerated capital allowances	**144**	152
Other timing differences	**(6)**	(3)
Losses carried forward	**(1)**	(5)
	137	144

At 30 September 2001, the Group had $34 million (2000 – $77 million) of operating loss carry forwards and $124 million (2000 – $124 million) of capital losses, both with no expiration dates. An amount of $105 million (2000 – $105 million) of surplus Advance Corporation Tax is also available for set-off against future United Kingdom corporation tax liabilities. No net deferred tax assets have been recognised in respect of the operating losses, the capital losses or the surplus Advance Corporation Tax as it is not considered more likely than not that there will be suitable taxable profits from which the future reversal of any of the underlying differences can be deducted.

22 Contingent liabilities

Group	**2001 $m**	2000 $m
Third party guarantees	**7**	8

Third party guarantees mainly include tax warranties and other guarantees provided by the Company in connection with the sale of certain subsidiaries in 1996, 1997 and 1998.

There are no material contingent liabilities in respect of litigation.

23 Net non-interest bearing operating assets/(liabilities)

Net non-interest bearing operating assets/(liabilities) by activity and geographical origin are analysed below:

Group	2001 $m	2000 $m
Platinum	571	511
Gold	213	221
Central finance	5	(7)
Discontinued operations	–	2
	789	727
Net interest bearing assets	523	424
Proposed dividend	(67)	(65)
Total net assets	1,245	1,086
South Africa	559	512
Ghana	200	200
Zimbabwe	13	21
Australia	10	–
Europe	(1)	(1)
Asia	3	–
Central finance	5	(7)
Discontinued operations	–	2
	789	727
Net interest bearing assets	523	424
Proposed dividend	(67)	(65)
Total net assets	1,245	1,086

	2001 $m	2000 $m
Net interest bearing assets comprise the following:		
Net cash and deposits	523	422
Loans receivable	–	2
	523	424

24 Called up share capital and share premium account

		2001 $m	2000 $m
Authorised			
300,875,000	(2000 - 300,875,000) Ordinary shares of £1 each	**438**	439
Issued			
177,397,997	(2000 - 177,872,464) Ordinary shares of £1 each, fully paid	**258**	259

Issued		Paid up amount $m	Share premium $m
177,872,464	At 30 September 2000:	259	414
	(i) The exercise of options under:		
1,232,219	The Lonmin Executive Share Option Schemes	1	3
	(at prices ranging from 241p to 767.8p per share)		
13,314	The Lonmin Savings Related Share Option Schemes		
	(at prices ranging from 216p to 534.8p per share)		
(1,720,000)	(ii) Share buyback	(2)	–
177,397,997	**At 30 September 2001**	**258**	**417**

During September 2001, the Company bought back and cancelled 1.7 million ordinary shares at a total cost of $19 million. Further shares were purchased following the year end as detailed in note 32 to the Accounts.

25 Share options

The grant of all options is made by the Remuneration Committee.

Exercises of options granted under The Lonmin Share Option Scheme 1994 and The Lonmin Overseas and Associate Share Option Scheme 1994 are normally subject to the attainment of the performance condition that, over any consecutive three year period (starting not earlier than the first day of the month in which the option is granted), the total return to shareholders is greater than the total return during the same period on, (i) the FTSE Actuaries All-Share Index, for options granted prior to 1998, and (ii) the Mining (formerly Extractive Industries) Sector of the FTSE Actuaries Share Indices, for options granted from 1998. The method of calculation of the total return to shareholders is the same method as used to calculate the total return figures published in the Financial Times for the FTSE Actuaries All Share Index and Mining Sector Indices. This method assumes that the dividends which the Company pays during the period are reinvested in its shares and takes account of the increase in the Company's share price.

During the year options were granted over 610,000 shares of the Company at a subscription price of 1,045 pence (1,523 cents) under The Lonmin Overseas and Associate Share Option Scheme 1994 and over 7,166 shares of the Company at a subscription price of 836 pence (1,218 cents) under The Lonmin Savings Related Share Option Scheme 1994.

25 Share options (continued)

At 30 September 2001, the following options were outstanding:

	Options outstanding (No. of shares and subscription price range)	Aggregate of subscription prices £m/$m	Normal exercise period
Executive Schemes			7 year periods expiring on dates between:
The Lonmin Overseas and Associate Share Option Scheme	26,620 (241p – 375p) (351c – 547c)	0.1/0.1	1.7.2002 – 1.7.2003
The Lonmin Share Option Scheme 1994	35,950 (250p – 490p) (364c – 714c)	0.1/0.2	20.7.2004 – 28.8.2008
The Lonmin Overseas and Associate Share Option Scheme 1994	2,467,707 (250p – 1,045p) (364c – 1,523c)	14.6/21.3	20.7.2004 – 1.6.2011
Savings Related Scheme			
The Lonmin Savings Related Share Option Scheme 1994	72,840 (216p – 836p) (315c – 1,218c)	0.2/0.3	6 month periods expiring on dates between: 30.4.2004 – 31.1.2009
	2,603,117	15/21.9	

Note:

114 individuals held options under the share option schemes. 18 held options under the Savings Related Scheme and 103 held options under the Executive Schemes.

The US dollar equivalents have been calculated by translating the sterling amounts at the exchange rate ruling at 30 September 2001.

26 Reserves

Group	Revaluation reserve $m	Other reserves $m	Profit and loss account $m
At 30 September 2000	18	(12)	352
Adoption of FRS 19 – Deferred Tax	–	–	(105)
Restated at 30 September 2000	18	(12)	247
Profit for the financial year	–	–	274
Dividends	–	–	(110)
Share buyback	–	2	(19)
Transfers	(1)	–	1
Other items	–	–	2
At 30 September 2001	**17**	**(10)**	**395**

Other reserves consist of cumulative exchange differences brought forward on the translation of net assets of overseas subsidiaries prior to the adoption of the US dollar as the functional currency on 1 October 1998, exchange differences on the translation of Lonmin Plc share capital and share premium following the adoption of the US dollar as the functional currency and amounts included in the capital redemption reserve. No material exchange differences arose on the translation of share capital and share premium during the year.

Cumulative goodwill written off on acquisition of subsidiaries acquired since 23 December 1989 amounts to $7 million (2000 – $7 million).

27 Minority interests

Minority interests includes proposed dividends amounting to $9 million (2000 – $15 million).

28 Pension costs

The Group operates a variety of funded pension schemes in the United Kingdom and overseas. The total pension cost for the Group was $8 million (2000 – $14 million), all of which related to overseas schemes, which were defined contribution plans. The reduction in the pension cost in 2001 when compared to 2000 was because no cost was included in respect of Duiker Mining in 2001 since this subsidiary was sold during 2000 and also due to the fact that the overseas costs were rand denominated liabilities which decreased in US dollar terms as a result of the marked depreciation in the rand during 2001. There were no accrued obligations under defined contribution plans.

The Group has continued to account for pensions in accordance with SSAP 24 and the disclosures given in (a) are those required by the standard. FRS 17 – Retirement Benefits was issued in November 2000 but is not required to be fully adopted by the Group until the year ended 30 September 2003. Transitional disclosures do, however, apply and have been detailed in (b).

(a) SSAP 24 Disclosures

In the United Kingdom, the schemes are all of a defined benefit nature and the pension costs relating to these schemes have been assessed in accordance with the advice of qualified actuaries based on valuations conducted on 30 September 2001. At the dates of the latest actuarial valuations the market value of United Kingdom scheme assets, in aggregate, was $255 million. Assets of the pension schemes were sufficient to cover 109 per cent of the benefits accruing to the members.

The United Kingdom pension charge has been assessed using either the attained age method or the current unit method as approved under SSAP 24 with the following principal growth rate assumptions:-

Investment return	6.5 per cent per annum
Rate of increase in salaries	4.0 per cent per annum
Rates of increases in pensions in payment	nil – 5.0 per cent per annum

In respect of overseas schemes, pension costs have been determined in accordance with the latest actuarial advice where practicable and otherwise in accordance with local regulations.

The Group provides healthcare benefits for qualifying pensioners in South Africa. The costs of these benefits have been assessed in accordance with the advice of qualified actuaries and are detailed in note 21 to the Accounts.

(b) FRS 17 Disclosures

For the United Kingdom schemes, actuarial valuations were conducted on 30 September 2001 using the major assumptions noted in (a) above and also the following major assumptions:

Discount rate	6.5 per cent per annum
Inflation assumptions	2.5 per cent per annum
Contribution rate in the year	nil per cent per annum
Expected future contribution rate	nil per cent per annum

28 Pension costs (continued)

The combined assets in the two United Kingdom schemes and the expected rates of return are:-

	Expected return %	2001 $m
Insurance policies	5.0	182
Equities	7.0	71
Bonds	5.0	2
Total market value of assets		255
Limitation on the use of surplus		(16)
		239
Present value of scheme liabilities		(234)
Surplus		5
Related deferred tax liability		(2)
Net pension asset		3

The surplus in the schemes has been limited to the extent that the surplus may be recovered through reduced contributions in the future.

The net pension asset shown above has not been included in the primary statements.

29 Related party transactions

The Group's related party transactions are summarised below:

	2001 $m	2000 $m
Funding provided to Douglas Tavistock for capital expenditure	–	9.0
Distributions received from Douglas Tavistock	–	4.6
Sale of goods to minority shareholder	22.2	13.1
Amounts due to minority shareholder	0.4	3.4
Amounts due from minority shareholder	3.4	0.7
Refining charges paid to minority shareholder	4.7	1.6
Management contracts – costs incurred	0.7	1.7
Management contracts – fees reimbursed	0.7	1.7
Finance facility for housing provision in Zimbabwe	0.1	0.2

Douglas Tavistock is an associate held through Duiker Mining and was disposed of when Duiker was sold during 2000. The minority shareholder is Impala which holds a 27% stake in the platinum operations.

The Group has taken advantage of the exemption under FRS 8 – Related party disclosures not to disclose related party transactions between subsidiary companies.

30 Capital commitments

Group	2001 $m	2000 $m
Contracted for but not yet provided	21	28

31 Operating and finance leases

The annual commitments of the Group under non-cancellable operating leases analysed according to the period in which each lease expires were as set out below:

Group	Land and buildings 2001 $m	2000 $m
Operating leases which expire:		
Between one and five years	1	3
Over five years	1	–
	2	3

Obligations under leases comprise:

	Operating leases 2001 $m	2000 $m	Finance leases 2001 $m	2000 $m
Rentals due within 1 year	2	3	2	2
Rentals due after more than 1 year:				
from 1 to 2 years	2	3	2	2
from 2 to 3 years	1	1	2	2
from 3 to 4 years	1	1	1	2
from 4 to 5 years	1	1	–	–
After 5 years	2	–	–	–
	7	6	5	6
Total	9	9	7	8
less amounts representing interest			(3)	(2)
Present value of net minimum lease payments			4	6
Less current lease obligations			(1)	(1)
Non-current lease obligations			3	5

Obligations under finance leases are included in notes 17 and 18 to the Accounts.

32 Post balance sheet event

During October 2001, the Company bought back and cancelled 10 million ordinary shares at a total cost of $124 million.

33 Net cash flow from operating activities

	2001 $m	2000 $m
Group operating profit from continuing operations	490	380
Depreciation charge	51	32
(Increase)/decrease in stock	(10)	5
Increase in debtors	(19)	(59)
(Decrease)/increase in creditors	(8)	12
Increase/(decrease) in provisions	1	(7)
Exchange	20	(9)
Net cash inflow from continuing operations	525	354
Net cash outflow in respect of discontinued operations	–	(8)
Net cash inflow from operating activities	525	346

34 Capital expenditure and financial investment

	2001 $m	2000 $m
Purchase of tangible fixed assets	115	130
Sale of tangible fixed assets	–	(10)
Purchase of fixed asset investments	12	–
Purchase of current asset investments	1	1
Sale of current asset investments	(1)	–
Net funding provided to associates	–	4
Sale of fixed asset investments	–	(6)
Advances of loans receivable	–	2
Repayment of loans receivable	(1)	(4)
	126	117

35 Acquisitions and disposals

	2001 $m	2000 $m
Investment in associate	(6)	–
Cash received on sale of subsidiaries	–	212
	(6)	212

36 Reconciliation of net cash flow to movement in net cash and deposits

	2001 $m	2000 $m
Balance at 1 October	422	(197)
Decrease in cash in the year	(12)	–
Cash outflow from management of liquid resources	98	335
Cash outflow/(inflow) from financing	2	(33)
Loans and finance leases disposed of and acquired with subsidiaries	–	129
Effect of exchange rate movements	13	25
Conversion of bonds	–	163
Balance at 30 September	523	422

37 Analysis of net cash and deposits

	At 1 October 2000 $m	Cash flow $m	Transfers $m	Exchange movements $m	At 30 September 2001 $m
Cash	104	(10)	–	1	95
Overdrafts	(11)	(2)	–	12	(1)
	93	(12)	–	13	94
Liquid resources	335	98	–	–	433
Loans due after one year	(6)	2	1	–	(3)
Loans due within one year	–	–	(1)	–	(1)
	422	88	–	13	523

Liquid resources represents cash held in short-term deposit accounts.

38 Parent company disclosures

Tangible assets	Plant, machinery, fixtures and equipment $m
Cost:	
At 30 September 2000	1
Additions	1
At 30 September 2001	**2**
Depreciation:	
At 30 September 2000 and 2001	**1**
Net book value:	
At 30 September 2001	**1**
At 30 September 2000	–

Subsidiaries	$m
Cost:	
At 30 September 2000	872
Intergroup transfers	956
Additions	1
At 30 September 2001	**1,829**
Provisions:	
At 30 September 2000	66
Provided in the year	4
At 30 September 2001	**70**
Net book value:	
At 30 September 2001	**1,759**
At 30 September 2000	806

Fixed asset investments	Own shares $m	Investments $m	Provisions $m	Total $m
At 30 September 2000	–	6	(1)	5
Additions	5	–	–	5
Transfers	–	(1)	1	–
At 30 September 2001	**5**	**5**	**–**	**10**

Details of investments in own shares can be found in Note 13 to the Accounts.

	2001 $m	2000 $m
Net book value of fixed asset investments:		
Listed	**5**	–
Unlisted	**5**	5
Value at 30 September:		
Listed (market value)	**5**	–
Unlisted (Directors' valuation)	**5**	5

38 Parent company disclosures (continued)

Debtors	2001 $m	2000 $m
Amounts falling due within one year:		
Amounts owed by subsidiary companies	248	485
Loans receivable	–	1
Other debtors	2	4
	250	490

Current asset investments	2001 $m	2000 $m
Unlisted	–	1

Creditors	2001 $m	2000 $m
Amounts falling due within one year:		
Amounts due to subsidiary companies	1,421	517
Other creditors	4	18
Accruals	2	1
Dividends	67	65
	1,494	601

Contingent liabilities	2001 $m	2000 $m
Third party guarantees	5	6
Guarantees for subsidiaries	3	11
	8	17

There are no material contingent liabilities in respect of litigation.

Reserves	Other reserves $m	Profit and loss account $m
At 30 September 2000	162	212
Profit for the financial year	–	62
Dividends	–	(110)
Share buyback	2	(19)
At 30 September 2001	**164**	**145**

The profit of the Company for the 2000 financial year amounted to $20m.

Principal Group companies

The following companies have been consolidated in the Group accounts and materially contributed to the assets and/or results of the Group and are classified according to their main activity.

Mining and refining	Country of incorporation	Direct interest in ordinary share capital %	Beneficial interest %	Principal activities
Eastern Platinum Ltd.	South Africa	73	73	Platinum mining
Western Platinum Ltd.	South Africa	73	73	Platinum mining and refining
Independence Gold Mining (Pvt.) Ltd.	Zimbabwe	100	100	Gold mining

A full list of Group companies will be included in the annual return registered with Companies House.

Five year financial record

Year ended 30 September

	2001 $m	2000 $m	1999 $m	1998 $m	1997 $m
Turnover – Group (note 1)	**866**	951	896	1,773	3,025
Profit before exceptional items	**523**	395	190	188	162
Profit before taxation	**523**	414	188	140	321
Profit for the year before exceptional items	**274**	220	130	125	78
Cost of dividend (net)	**110**	90	46	46	67
Fixed assets	**997**	916	1,300	1,215	2,218
Net current assets	**404**	333	44	107	148
Total assets less current liabilities	**1,401**	1,249	1,344	1,322	2,366
Equity interests	**1,077**	926	733	641	1,568
Equity interests per share (cents)	**607**	521	459	407	791
Dividends per share (cents)	**64.0**	50.0	29.1	29.1	34.0

Notes:

(1) The 2000 figures have been restated for deferred tax.

(2) Ashanti is consolidated as a fixed asset investment from 2000 onwards and as an associate in previous years.

(3) The functional currency of the Group was changed to US dollars with effect from 1 October 1998.

(4) In May 1998 shareholders received shares in Lonrho Africa following its demerger from Lonmin. No adjustment has been made to the previous years' figures to reflect this transaction.

(5) The equity interests per share and dividends per share for 1997 have been restated to reflect the 1 for 4 consolidation of shares in April 1998.

(6) The 1997 figures have been restated to reflect the change in accounting treatment of the Lonmin share of Ashanti royalty charges.

(7) Average exchange rates have been applied to translate the 1997 figures into US dollars.

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Lonmin Plc
4 Grosvenor Place
London SW1X 7YL

LONMIN